Exhibit 99.20

AKUMIN INC.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Akumin Inc. will be held on June 21, 2019 at 10:00 a.m. (Toronto time) at the offices of Stikeman Elliott LLP, located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, Canada, for the following purposes:

a)	to receive and consider the annual audited consolidated financial statements of Akumin for the fiscal year ended December 31, 2018, together with the auditors’ report thereon;

b)	to elect the directors of the Company who will serve until the end of the next annual meeting of shareholders;

c)

to appoint the Company’s external auditors, PricewaterhouseCoopers LLP, who will serve until the end of the next annual meeting of shareholders, and to authorize the members of the Audit Committee of the Company to fix such auditor’s remuneration; and

d)	to consider such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

In this Notice, “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries, on a consolidated basis, as of the date hereof. “You” and “your” refer to Akumin shareholders.

Who has the right to vote

You are entitled to receive notice of and vote at the Meeting, or any adjournment(s) or postponement(s) thereof, if you were a holder of common shares (“Common Shares”) at the close of business on the record date, which the board of directors of the Company has fixed as May 22, 2019.

Your vote is important

This Notice is accompanied by the Circular, a form of proxy for a registered shareholder or a voting instruction form for a beneficial shareholder (collectively, the “Meeting Materials”). As an Akumin shareholder, it is important that you read the accompanying Meeting Materials carefully.

You are entitled to vote at the Meeting either in person or by proxy. If you are unable to attend the Meeting in person, you are requested to vote your Common Shares using the enclosed form of proxy or voting instruction form, as applicable.

Registered shareholders should complete and sign the enclosed form of proxy and return it in the envelope provided.

Alternative methods of voting by proxy are outlined in the accompanying Management Information Circular.

Proxies must be received by the Company’s transfer agent, TSX Trust Company, by no later than 10:00 a.m. (Toronto time) on June 19, 2019 either by: (a) mailing it to the following address: TSX Trust Company, 301-100 Adelaide Street West, Toronto ON M5H 4H1, Attention: Proxy Department; (b) faxing it to 416-595-9593; or (c) emailing a PDF copy to tmxeproxysupport@tmx.com.

Proxies may also be voted online at www.voteproxyonline.com by inserting the 12 digit control number listed on your proxy.

Alternatively, registered shareholders may attend the Meeting and vote in person by registering at the registration table on the day of the Meeting prior to the commencement of the Meeting.

If you are a non-registered beneficial shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares that are held through intermediaries.

Shareholders are reminded to review the Management Information Circular before voting.

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DATED this 20th day of May, 2019.
BY ORDER OF THE BOARD OF DIRECTORS

(signed) Riadh Zine

Riadh Zine
President and Chief Executive Officer, Director
Toronto, Ontario

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